Exhibit 99.1

SEADRILL PARTNERS LLC (SDLP) – THIRD QUARTER 2017 RESULTS

Highlights

•	Operating revenue of $276.8 million.

•	Operating income of $148.5 million.

•	Net income of $78.8 million.

•	Adjusted EBITDA[1] of $161.2 million.

•	Cash and cash equivalents of $845.3 million.

•	Economic utilization[2] of 98%.

•	Order backlog of $1.7 billion and average contract duration of 1.3 years as of November 21, 2017.

Financial Results Overview

Total operating revenues for the third quarter were $276.8 million (2Q17: $267.9 million). The increase was primarily due to the West Capricorn and West Capella commencing operations, payments received relating to the West Polaris’ relocation to Equatorial Guinea and improved utilization on other rigs in operation. These were partially offset by the completion of the West Aquarius contract and West Sirius termination payments.

Total operating expenses for the third quarter were $193.0 million (2Q17: $186.3 million). The increase was due to higher vessel and rig operating expenses as the West Capricorn and West Capella commenced operations and the West Polaris was mobilized to Equatorial Guinea. These were partially offset by lower G&A expenses primarily related to the reclassification of transaction costs for the amendments to three credit facilities completed in the quarter now being expensed as other financial items.

Operating income was $148.5 million (2Q17: $81.6 million). The increase was primarily due to a gain resulting from a reduction in the fair value of liabilities related to the West Polaris contingent and deferred consideration.

Net financial items resulted in an expense of $56.8 million (2Q17: expense of $57.3 million). The main movements were a lower loss on the mark to market valuation of derivatives of $3.8 million (2Q17: loss of $16.7 million), offset by higher expenses in other financial items related to debt issuance costs and reclassifications as referred to above.

Income before tax was $91.7 million (2Q17: $24.3 million). Income tax expense for the third quarter was $12.9 million (2Q17: $7.7 million).

Net income attributable to Seadrill Partners LLC Members was $46.3 million for the third quarter (2Q17: $11.7 million) and distributable cash flow3 was $31.4 million (2Q17: $32.7 million).

[1]	Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization and including deferred consideration payable to Seadrill Partners. Additionally, in any given period the Company may have significant, unusual or non-recurring items which it may exclude from its Non US Generally Accepted Accounting Principles (“US GAAP”) earnings for that period. Please see Appendix A for a reconciliation of Adjusted EBITDA to net income, the most directly comparable US GAAP financial measure.
[2]	Economic utilization is calculated as total revenue, excluding bonuses, as a proportion of the full operating dayrate multiplied by the number of days on contract in the period.
[3]	Refer to Appendix A

The quarterly cash distribution declared and paid with respect to the third quarter of 2017 was $0.10 per unit, in line with the prior quarter’s distribution.

New Contracts & Dayrate Changes

In July 2017, Petronas Gabon exercised the first of three optional wells for the West Capella which will be assigned to Repsol Libreville, S.A. (“Repsol”). This well is expected to commence in direct continuation of the initial firm well with Petronas Gabon.

Seadrill Partners’ order backlog as of November 21, 2017 is $1.7 billion and average contract duration is 1.3 years.

Financing and Liquidity

In August 2017, Seadrill Partners completed amendments to three secured credit facilities that relate to rigs purchased by Seadrill Partners from Seadrill Limited that insulated Seadrill Partners from events of default related to Seadrill Limited’s chapter 11 proceedings.

The amendments to the three facilities removed Seadrill Limited and its consolidated entities as a borrower or guarantor, separated the facilities such that the resulting Seadrill Partners facilities are secured only by Seadrill Partners assets without recourse to Seadrill Limited or its assets, and extended the maturities of the resulting Seadrill Partners facilities by 2.5 years.

Seadrill Partners’ existing management and operational arrangements with Seadrill Limited remain in place and business operations have been unaffected by Seadrill Limited’s chapter 11 proceedings.

As of September 30, 2017, cash and cash equivalents were $845.3 million (2Q17: $919.1 million). Total liquidity for the Company was $895.3 million at the end of the quarter, including $50 million of available undrawn amounts under our revolving credit facility.

Interest bearing debt was $3.4 billion as of September 30, 2017.

Net debt as at September 30, 2017 was therefore $2.6 billion giving a ratio of net debt to trailing twelve month adjusted EBITDA4 of 3.3:1.

As of September 30, 2017, Seadrill Partners had interest rate swaps outstanding on principal debt of $2.8 billion, representing approximately 81% of gross debt obligations as of September 30, 2017. The average swapped rate, excluding bank margins, is approximately 2.49%.

[4]	Twelve month adjusted EBITDA: Twelve month trailing adjusted EBITDA means adjusted EBITDA for the twelve month period immediately prior to balance sheet date. Please see Appendix A for adjusted EBITDA definition.

Outlook

Adjusted EBITDA5 for the fourth quarter of 2017 is expected to be lower than for the third quarter of 2017 at around $140 million, based on operating income of around $59 million, reflecting:

•	The West Polaris lump sum payment received in the third quarter not being repeated in the fourth quarter.

•	A full quarter of idle time for the West Aquarius prior to commencing its contract with BP in the first quarter of 2018.

•	No receipt of West Sirius termination payments for a full quarter.

November 21, 2017

The Board of Directors

Seadrill Partners LLC

London, UK

Questions should be directed to:

Mark Morris: Chief Executive Officer

John T. Roche: Chief Financial Officer

[5]	Refer to appendix A

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, statements regarding offshore drilling markets, the Company’s ability to make cash distributions, the expected performance of the drilling units in the Company’s fleet, estimated duration of customer contracts, contract dayrate amounts, contract backlog, forecasts of operating income and Adjusted EBITDA and the ability of the Company and Seadrill Limited to negotiate with lenders are considered forward-looking statements. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, dayrates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, the performance of the drilling units in the Company’s fleet, delay in payment or disputes with customers, the outcome of any pending litigation, our ability to successfully employ our drilling units, procure or have access to financing, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Important additional factors include our operational dependency on Seadrill Limited for certain management and technical support services and our ability to continue to comply with loan covenants. At present uncertainty remains with respect to these additional factors. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Nine months ended
(in $ millions)	September 30, 2017	June 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Operating revenues
Contract revenues	262.9	235.6	312.8	757.1	1,075.7
Reimbursable revenues	5.4	2.2	6.8	12.6	26.1
Other revenues	8.5	30.1	64.9	102.5	145.2

Total operating revenues	276.8	267.9	384.5	872.2	1,247.0

Revaluation of contingent consideration	63.9	—	—	85.2	—
Gain on sale of assets	0.8	—	—	0.8	—

Operating expenses
Vessel and rig operating expenses	96.9	78.5	83.6	251.2	289.8
Amortization of favorable contracts	17.6	17.6	17.6	52.7	52.9
Reimbursable expenses	4.9	2.0	6.2	11.5	23.8
Depreciation and amortization	68.2	70.8	66.6	206.0	199.1
General and administrative expenses	5.4	17.4	6.5	33.3	28.1

Total operating expenses	193.0	186.3	180.5	554.7	593.7

Operating income	148.5	81.6	204.0	403.5	653.3

Financial and other items
Interest income	4.0	3.8	2.8	11.0	8.3
Interest expense	(47.0)	(44.7)	(44.3)	(134.1)	(134.6)
(Loss)/gain on derivative financial instruments	(3.8)	(16.7)	5.7	(26.7)	(92.3)
Foreign currency exchange gain/(loss)	0.5	0.8	(1.5)	1.0	(1.5)
Other financial items	(10.5)	(0.5)	—	(11.5)	—

Net financial items	(56.8)	(57.3)	(37.3)	(160.3)	(220.1)

Income before taxes	91.7	24.3	166.7	243.2	433.2

Tax expense	(12.9)	(7.7)	(13.9)	(41.0)	(95.1)

Net income	78.8	16.6	152.8	202.2	338.1

Net income attributable to Seadrill Partners LLC members	46.3	11.7	83.2	114.7	179.0

Net income attributable to the non-controlling interest	32.5	4.9	69.6	87.5	159.1

Total units outstanding at the end of the period (in thousands):
Common units (basic and diluted)	75,278	75,278	75,278	75,278	75,278
Subordinated units (basic and diluted)	16,543	16,543	16,543	16,543	16,543

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As at September 30, 2017	As at December 31, 2016
(in $ millions)
ASSETS
Current assets
Cash and cash equivalents	845.3	767.6
Accounts receivables, net	221.6	249.0
Amount due from related party	17.9	80.6
Other current assets	104.1	117.0

Total current assets	1,188.9	1,214.2

Non-current assets
Drilling units	5,220.6	5,340.9
Goodwill	3.2	3.2
Deferred tax assets	12.3	14.1
Other non-current assets	151.1	208.3

Total non-current assets	5,387.2	5,566.5

Total assets	6,576.1	6,780.7

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	162.9	93.8
Current portion of long-term related party debt	28.8	135.6
Trade accounts payable	38.3	31.9
Current portion of deferred and contingent consideration to related party	40.8	45.6
Related party payables	149.3	189.6
Other current liabilities	150.8	168.9

Total current liabilities	570.9	665.4

Non-current liabilities
Long-term debt	3,208.5	3,346.5
Long-term related party debt	—	24.7
Long-term deferred and contingent consideration to related party	59.8	157.6
Deferred tax liability	1.4	1.5
Other non-current liabilities	53.8	49.2

Total non-current liabilities	3,323.5	3,579.5

Total liabilities	3,894.4	4,244.9

Members’ capital:
Common unitholders (issued 75,278,250 units as at September 30, 2017 and as at December 31, 2016)	1,194.6	1,123.2
Subordinated unitholders (issued 16,543,350 units as at September 30, 2017 and as at December 31, 2016)	90.1	69.4
Seadrill member interest	—	—

Total members’ capital	1,284.7	1,192.6
Non-controlling interest	1,397.0	1,343.2

Total equity	2,681.7	2,535.8

Total liabilities and equity	6,576.1	6,780.7

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended
	September 30, 2017	September 30, 2016
(in $ millions)
Cash flows from operating activities
Net income	202.2	338.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	206.0	199.1
Amortization of deferred loan charges	9.7	8.4
Amortization of favorable contracts	52.7	52.9
Gain on disposal of PPE	(0.8)	—
Unrealized loss on derivative financial instruments	(4.5)	56.4
Unrealized foreign exchange gain	(2.9)	—
Payment for long term maintenance	(43.2)	(37.8)
Net movement in income taxes	5.2	35.7
Revaluation of contingent consideration	(85.2)	—
Accretion of discount on deferred consideration	11.2	13.2

Changes in operating assets and liabilities, net of effect of acquisitions
Trade accounts receivable	30.2	37.6
Prepaid expenses and accrued income	(8.2)	8.0
Trade accounts payable	(0.1)	9.0
Related party balances	13.6	9.1
Other assets	25.4	55.6
Other liabilities	(3.6)	(10.2)
Changes in deferred revenue	(8.4)	(10.4)
Other, net	—	0.7

Net cash provided by operating activities	399.3	765.4

Cash flows from investing activities
Additions to drilling units	(52.4)	(8.5)
Insurance refund	—	7.1
Proceeds from sale of assets	16.2	—
Payment received from loans granted to related parties	39.4	76.6

Net cash provided by investing activities	3.2	75.2

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Nine months ended
	September 30, 2017	September 30, 2016
(in $ millions)	Unaudited	Unaudited
Cash flows from financing activities
Repayments of long term debt	(183.8)	(79.0)
Repayments of related party debt	(61.9)	(208.5)
Debt fees paid	(3.8)	(0.3)
Contingent consideration paid	(28.8)	(40.7)
Cash distributions	(47.1)	(86.0)

Net cash used in financing activities	(325.4)	(414.5)

Effect of exchange rate changes on cash	0.6	(0.5)
Net increase in cash and cash equivalents	77.7	425.6
Cash and cash equivalents at beginning of the period	767.6	319.0

Cash and cash equivalents at the end of period	845.3	744.6

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL

(in $ millions)	Members’ capital
	Common units	Subordinated units	Seadrill member	Total members’ capital	Non-controlling interest	Total equity
Balance at December 31, 2015	945.5	18.8	—	964.3	1,133.1	2,097.4

Net income	146.9	32.1	—	179.0	159.1	338.1
Cash distributions	(45.1)	—	—	(45.1)	(47.2)	(92.3)

Balance at September 30, 2016	1,047.3	50.9	—	1,098.2	1,245.0	2,343.2

Balance at December 31, 2016	1,123.2	69.4	—	1,192.6	1,343.2	2,535.8

Net income	94.0	20.7	—	114.7	87.5	202.2
Cash distributions	(22.6)	—	—	(22.6)	(24.5)	(47.1)
Other distributions	—	—	—	—	(9.2)	(9.2)

Balance at September 30, 2017	1,194.6	90.1	—	1,284.7	1,397.0	2,681.7

APPENDIX A—RECONCILIATION OF NON GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

DCF represents Adjusted EBITDA less tax payments, interest payments and an allowance for maintenance and replacement capital expenditures. The allowance for maintenance and replacement capital expenditures reflects the estimated capital expenditures required to maintain the long-term operating capacity of Seadrill Partners’ revenue generating capital assets. These estimates are determined in accordance with our operating agreement.

DCF is a quantitative standard used by investors in publicly traded partnerships and limited liability companies to assist in evaluating such entities’ ability to make quarterly cash distributions. DCF is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Seadrill Partners’ performance calculated in accordance with the US GAAP.

Under US GAAP Seadrill Partners is required to recognize changes in the market valuations of certain financial items in its statement of operations. These include the change in the fair value of its derivative instruments, principally interest rate swaps. These are non-cash gains or losses and will only become realized as the derivative matures or is terminated. These non-cash gains or losses are recorded in the statement of operations within financial items, and do not affect cash flow or the calculation of DCF.

The below table reconciles net income to DCF.

	Three months ended
	September 30, 2017	June 30, 2017
(in $ millions)	Unaudited	Unaudited
Net income attributable to Seadrill Partners LLC members	46.3	11.7

Net income attributable to non-controlling interest [5]	32.5	4.9
Income tax expense	12.9	7.7
Interest income	(4.0)	(3.8)
Interest expense	47.0	44.7
Loss on derivative financial instruments	3.8	16.7
Other financial items	10.5	0.5
Foreign currency exchange	(0.5)	(0.8)
Depreciation and amortization	68.2	70.8
Revaluation of contingent consideration	(63.9)	—
Gain on sale of assets	(0.8)	—
Amortization of favorable contracts	17.6	17.6
Mobilization fees recognized in income	(4.7)	(5.2)
Mobilization fees billed during quarter	3.4	6.0
Standby fees billed during quarter	0.2	0.8
Termination fees recognized in income	—	(1.5)
Deferred consideration falling due in quarter	(7.3)	(5.5)

Adjusted EBITDA	161.2	164.6

Interest receipts	3.8	3.6
Interest payments (includes interest rate swap net settlements and payment of other financial items)	(58.6)	(47.5)
Income tax payments	(3.4)	(12.7)
Allowance for long term maintenance expenditure [6]	(18.7)	(18.7)
Allowance for replacement capital expenditure [6]	(33.1)	(33.1)

Distributable cash flow before allocation to non-controlling interest	51.2	56.2

Allocation to non-controlling interest	(19.8)	(23.5)

Distributable cash flow	31.4	32.7

Distribution declared in respect of quarter [7]	7.5	7.5

Adjusted EBITDA

Adjusted EBITDA represents earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization and including deferred consideration payable to Seadrill Limited. Additionally, in any given period Seadrill Partners may have significant, unusual or non-recurring items which it may exclude from Adjusted EBITDA for that period. When applicable, these items are fully disclosed and incorporated into the reconciliation provided below.

Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our ongoing financial and operating strength. Seadrill Partners believes that Adjusted EBITDA assists its investors by excluding the potentially disparate effects between periods of interest, other financial items, taxes and depreciation and amortization, which are affected by various and possibly changing financing methods, capital structure and historical cost basis and which may significantly affect operating income between periods.

Adjusted EBITDA should not be considered as an alternative to operating income or any other indicator of Seadrill Partners’ performance calculated in accordance with the US GAAP.

The table below reconciles operating income to Adjusted EBITDA.

	Three months ended
	December 31, 2017	September 30, 2017	June 30, 2017
(in $ millions)	Forecast	Unaudited	Unaudited
Operating income	59.4	148.5	81.6

Depreciation and amortization	69.2	68.2	70.8
Revaluation of contingent consideration	—	(63.9)	—
Gain on sale of assets	—	(0.8)	—
Amortization of favorable contracts	17.6	17.6	17.6
Mobilization fees recognized in income	(1.7)	(4.7)	(5.2)
Mobilization fees billed during quarter	2.6	3.4	6.0
Standby fees billed during quarter	—	0.2	0.8
Termination fees recognized in income	—	—	(1.5)
Deferred consideration falling due in quarter	(7.1)	(7.3)	(5.5)

Adjusted EBITDA	140.0	161.2	164.6

[5]	The non-controlling interest comprises (i) the 42% Seadrill Limited Partner interest in Seadrill Operating LP, which owns an approximate 56% interest in the entity that owns and operates the West Capella and a 100% interest in the entities that own and operate West Aquarius, West Leo, West Vencedor and West Polaris (ii) the 49% Seadrill Limited Liability Company interest in Seadrill Capricorn Holdings LLC, which owns 100% entities that own and operate the West Capricorn, West Sirius, West Auriga and West Vela. There is no non-controlling interest existing for the T-15 rig and T-16 rig.
[6]	Our operating agreement requires that an estimate of the maintenance and replacement capital expenditures necessary to maintain our asset base be subtracted from operating surplus each quarter, as opposed to amounts actually spent. Seadrill Partners operating companies, must make substantial capital and operating expenditures to maintain the operating capacity of its fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unit holders than if actual maintenance and replacement capital expenditures were deducted.
[7]	On April 28, it was announced that the Company deferred its first quarter 2017 distribution decision until an agreement is reached with its lending banks to insulate from potential events of default by Seadrill Limited. The recently announced amendments to three credit facilities have successfully insulated the company. A quarterly cash distribution with respect to the first and second quarters of 2017 of $0.10 per unit for each quarter was paid September 5, 2017.

Net debt

Net debt is total interest bearing debt (gross of loan fees) net of cash and cash equivalents.

	As at September 30,	As at June 30, 2017
(in $ millions)	Unaudited	Unaudited
Interest bearing debt (gross of loan fees)	3,441.2	3,576.5
Cash and cash equivalents	(845.3)	(919.1)

Net debt	2,595.9	2,657.4